Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com
July 7, 2016

Ms. Katie Sabo
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        Touchstone Strategic Trust (the “Trust”)
Registration Statement on Form N-14 (File No. 333-211703)
Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651)

Ms. Sabo:

On behalf of the Trust, this letter is in response to the additional comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Western & Southern Financial Group on July 6, 2016 with respect to Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-14 filed with the Commission on July 6, 2016 in connection with the proposed reorganizations of DSM Global Growth Fund and DSM Global Growth & Income Fund, each a series of Professionally Managed Portfolios, into Touchstone Global Growth Fund, a series of the Trust.

Reference is made to the previous letter dated July 1, 2016 (the “July 1 Letter”) in which the Trust responded to comments provided telephonically by the Commission on June 22, 2016 with respect to the Trust’s Registration Statement on Form N-14 filed with the Commission on May 27, 2016. The Trust wishes to revise its response to Question 24(B) of the July 1 Letter as follows:

24.     In the “Principal Investment Strategy” sections, please make the following revisions:

B.     In the Global Growth Registration Statement, please revise the discussion with respect to how the Fund will invest globally. (Please refer to Investment Company Act Release 24828.) Please revise the Acquiring Fund’s principal investment strategy to indicate that it will invest at least 40% of its assets in non-U.S. issuers (as opposed to 30%).

Response: The Trust has made the requested revision.

In accordance with guidance received from the Commission, the Trust will make this change in both the joint proxy statement/prospectus that the Trust plans to file on or about July 8, 2016 pursuant to Rule 497 (File No. 333-211703) and the final prospectus for the Touchstone Global Growth Fund that the Trust plans to file on or about August 15, 2016 pursuant to Rule 485(b) (File Nos. 002-80859 and 811-03651). If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/ Meredyth A. Whitford
Meredyth A. Whitford

cc:         Renee Hardt, Esq.
Deborah B. Eades, Esq.